EXHIBIT 1

Michael R. Murphy
Managing Partner
1 312 265 9605
mmurphy@thediscoverygroup.com

December 3, 2008

The Board of Directors

Tier Technologies, Inc.

10780 Parkridge Boulevard

Suite 400

Reston, VA 20191

Dear Tier Directors:

Discovery Equity Partners, L.P. (together with its affiliates, “Discovery”) is nominating two of our professionals to serve on the Tier Technologies, Inc. (“Tier”) Board of Directors to represent the interests of all fellow shareholders.  Discovery is motivated by specific, tangible opportunities that exist to greatly increase shareholder value and that are being ignored by the current Tier Board.  This letter will provide background on the governance crisis that has evolved at Tier and explain why stockholders deserve fellow investors to act as new representatives to enhance their investment.

Discovery

Discovery (www.thediscoverygroup.com/tier.htm) manages investment funds that own approximately 9.9% of the outstanding shares of Tier Technologies.  Discovery has a very successful record of investing in the payment processing sector and we have followed Tier closely for several years.  Since building our initial investment position in 2007 we have had numerous meetings and conversations with past and present members of management and the Board of Directors.  We believe we are the second largest shareholder of the Company.  Discovery has invested over $16 million in Tier and the position is one of our most important holdings.

Tier Board’s Failures

Discovery believes that Tier’s shares are trading at a significant discount to the company’s true value.  We believe that the discount is due to investors’ lack of confidence in the current Board’s ability to deliver value to shareholders.  The Tier Board has overseen several years of operating losses, has fostered a culture with excessive corporate overhead, has not unlocked the value of Tier’s primary Electronic Payment Processing or “EPP” business, has hoarded cash, and has entrenched itself to prevent a sale of the business.  Furthermore, the Directors’ interests are not well aligned with shareholders as their collective ownership of Tier stock is insignificant.  Due to this continued poor oversight, Discovery is nominating its own experienced corporate finance professionals to the Tier Board.  Discovery is not seeking control of the Tier board.  However our nominees, if elected, will provide the needed perspective of a large institutional investor and work with other members of the Tier Board to take proactive steps to initiate change.  The election of Discovery’s nominees will act as a referendum for shareholders to express a desire for more expeditious and effective pursuit of shareholder value.

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Tier Directors

December 3, 2008

The Board Has Supervised Mismanagement and Losses

The current Board has overseen a culture of poor management and a long history of operating losses.  The table below in Table A, taken directly from the Company’s most recent 10-K, shows Tier’s lack of profitability for the past 5 Fiscal Years.

TABLE A

	Fiscal year ended September 30,
(in thousands)	2003	2004	2005	2006	2007
Revenues	$51,779	$61,948	$78,695	$96,492	$111,148

Costs and expenses	$81,343	$83,503	$98,936	$118,825	$133,425
Loss before discontinued and other income (loss)	$(29,564)	$(21,555)	$(20,241)	$(22,333)	$(22,277)

Other Income	$904	$835	$874	$3,457	$4,094
Loss before income taxes & discontinued operations	$(28,660)	$(20,720)	$(19,367)	$(18,876)	$(18,183)

Income tax provision (benefit)	$(2,764)	$—	$127	$45	$76
Loss from continuing operations	$(25,896)	$(20,720)	$(19,494)	$(18,921)	$(18,259)

Income from discontinued operations, net	$20,460	$20,657	$20,620	$9,470	$15,225
Net (loss) income	$(5,436)	$(63)	$1,126	$(9,451)	$(3,034)

A series of 12 acquisitions from 1998 to 2002 were poorly integrated and Tier struggled to produce profits as a small conglomerate.  These struggles led to earnings manipulation, accounting irregularities in 2005, a Nasdaq de-listing and SEC investigation in 2006, and the need for a severe strategic restructuring.  Tier’s CEO was replaced in May, 2006 by Ron Rossetti, a Director since 1995. Rather than act as an agent of change, Mr. Rossetti has perpetuated the culture of mediocrity that prevailed during his preceding Board tenure.  Since 2006, despite an attempt to restructure the business, Tier has continued to generate significant losses for shareholders.

The Board Has Not Delivered Value for Shareholders

As a result of poor oversight and ineffective decisions, the Tier Board has not been able to generate value for shareholders. Tier’s stock has languished in a range of $6.00 to $9.00 for the past 4 years, as shown below in the stock price graph in Table B.  For a brief period in mid 2007, Tier stock traded over $10.00.  This occurred shortly after Tier became current with SEC filings, was re-listed on Nasdaq, and made progress on divesting non-core businesses.  Many investors wrongly assumed that Tier would also begin the process of reducing overhead and pursuing action toward a sale of the company.

In late 2007, Tier reported segment results disclosing for the first time the magnitude of the company’s inefficient level of corporate overhead.  Tier stock began dropping.  Shortly thereafter the Board made clear its intention to remain independent instead of selling EPP or the entire company.  Investors were further disappointed, dissenting directors resigned from the Board, and several senior executives departed.  Tier’s stock has declined steadily and is currently trading below $5.00.

Tier Directors

December 3, 2008

TABLE B

Stock Price Graph: Dec. 13, 2004 through Dec. 1, 2008

The Board Cannot Deliver Value for EPP as a Stand-Alone Entity

Tier’s primary business today is the EPP segment.  EPP provides government and public-sector clients with an electronic payment processing alternative for collecting taxes and other fees.  EPP generates high growth and good margins as a stand-alone business segment, as shown below in Table C.

TABLE C

	Fiscal Years Ending
$ in thousands; FYE 9/30	2005	2006	2007	2008(b)

EPP Gross Revenue	$56,452	$78,578	$99,433	$117,053
Growth		39.2%	26.5%	17.7%

Cost of Sales	42,199	59,966	75,294	88,375
Gross Profit	14,253	18,612	24,139	28,678
Gross Margin	25.2%	23.7%	24.3%	24.5%

EPP Operating Expenses (a)	12,940	15,142	18,203	21,175
As % of Revenue	22.9%	19.3%	18.3%	18.1%

Operating Income (a)	1,313	3,470	4,638	8,173
Operating Margin	2.3%	4.4%	4.7%	7.0%

D&A	3,428	3,170	3,205	3,500
EBITDA (a)	4,741	6,640	7,843	11,673
EBITDA Margin	8.4%	8.5%	7.9%	10.0%

(a) Excludes All Corporate Overhead

(b) FY 2008 estimated by Discovery based on Tier management guidance

Tier Directors

December 3, 2008

Unfortunately, Tier’s very large corporate overhead overwhelms the positive earnings generated by EPP.  Tier’s corporate overhead of over $16 million per year offsets all of EPP’s profits.  According to Tier, the current management team will only reduce this amount by approximately $4 million in 2009 and another $2 million in 2010.  Tier claims that the remaining $10 million of expenses are the unavoidable costs of being public.  This claim exposes the Tier culture of poor stewardship.  Consider that a recent independent study of the cost of being public for companies that are much larger than Tier – up to $1 billion in revenue – shows an average cost of only $2.8 million per year for expenses such as Audit, Legal, Board Compensation, D&O Insurance and other corporate overhead.(1)

Discovery believes that Tier’s excessive overhead expenses are unacceptable.  We disagree with the current Board’s strategy to let Tier generate losses for several more years.  Unfortunately, the current Tier Board appears to believe ongoing losses are not only acceptable but the best alternative for shareholders.

The Board is Hoarding Cash

The Board’s disservice to shareholders is also evident when considering the company’s unusually large cash balance.  Tier’s latest 10Q shows $94 million in cash and a recent Company presentation estimated a cash balance of $90 million as of September, 2008.  This equates to over $4.50 per share of Tier stock.  The company has hoarded cash for years instead of distributing capital through a share repurchase or special dividend.  Institutional shareholders have made repeated pleas for the Board to return them their excess capital, but the Board has ignored their requests.  Instead, the excess cash was invested in auction rate securities that are now illiquid.  Investors have become so wary of the Tier Board’s decisions and actions that the market currently ascribes a value of less than $100 million to a company that has i) $90 million of cash, and ii) an operation that is generating over $11 million in EBITDA before corporate overhead expenses.

Board and CEO Are Entrenched

One strategy to unlock the value of EPP is to sell Tier to one of the many strategic parties that are interested in acquiring the business.  A strategic buyer could quickly eliminate Tier’s excessive corporate overhead and even add to EPP’s growth and profitability.  Because of these obvious benefits to a buyer, the right transaction could deliver a handsome premium to Tier shareholders.  Unfortunately, Tier’s Board has resisted this logical outcome for the past several years and has even entrenched itself against logical suitors.

•                 In January, 2006, Tier adopted a poison pill and removed the rights of shareholders owning 10% or more of the company to call a special meeting.  These important governance changes were made unilaterally, without the consent of shareholders.  CEO Rossetti later told Discovery that if it wasn’t for the poison pill Tier would no longer be independent.

•                 In late 2006, the large shareholder Parthenon (a.k.a. Giant) attempted to enter into good faith negotiations with Tier regarding an acquisition of Tier in order to combine the business with an existing portfolio company.  When discussions failed, Parthenon asked Tier to pursue all strategic alternatives available to shareholders but no process was conducted.

•                 In 2007, during divestitures of non-core businesses, Tier management told Discovery that several parties were interested in acquiring EPP or Tier as a whole.  Management further commented that they were focused on divesting the unwanted businesses and would not entertain other discussions.

(1) See August 2, 2007 publication by Foley & Lardner LLP, “The Cost of Being Public in the Era of Sarbanes-Oxley.”

Tier Directors

December 3, 2008

•                 In 2008, Discovery suggested to Tier that it pursue a proactive sale of the business in order to deliver value for all shareholders.  This recommendation was based on the information Discovery gathered from several larger payment processing companies that expressed an interest in acquiring the business.  Chairman Rossetti’s response was that “The chances of me selling this business by year end are zero-to-none.”

•                 In late 2008, after further discussions with strategic buyers, Discovery learned that otherwise interested acquirers were receiving clear signals from Tier that the company did not intend to pursue a sale.

It is not surprising that Tier has not received any unsolicited offers to acquire the company.  Any management team or Board unwilling to sell can easily dissuade interested buyers from holding the constructive discussions that are a prerequisite for a premium offer.

From our contacts in the industry we know that there are logical, qualified, and very interested buyers that will pay a premium for Tier.  However, in order to determine the ultimate value of a company, acquirers need to have access to the company and Tier’s management must be receptive. Virtually no acquirer is willing to be painted as a hostile party. Very few will make an offer and fight a company that is entrenched and ready to employ defenses. Tier’s EPP business is a prized asset, but it is not worth the excessive time, legal costs, and reputational risk that would come with a litigious takeover battle.

The Board is Not Aligned with Shareholders

The Tier Board’s complacency with regard to ongoing losses, hoarding of cash and avoidance of a sale is not surprising given Tier’s ownership structure.   No Director or officer beneficially owns more than 2% of the outstanding stock and the ownership level is de minimis if granted options are excluded from the calculation as shown below in Table D.  In addition, Chairman Rossetti’s generous employment contracts have resulted in salary, bonus, and prerequisite payments (excluding equity compensation) since May, 2006 that exceed $3,000,000.  There seems to be little incentive for Directors to take steps to increase shareholder value that might risk the loss of their positions or perquisites.  This is one of the key reasons why Discovery believes that institutional owners deserve new representation on the Tier Board.

TABLE D

	Number of Shares Held (1)	% Outstanding Common Stock	Options & Warrants	Total Beneficial Ownership	% Fully Diluted Common Stock
Executive Officers and Directors (1)
Ronald L. Rossetti (Chairman, CEO)	27,365	0.1%	420,000	447,365	2.0%
Samuel Cabot III (Director)	19,810	0.1%	200,000	219,810	1.0%
Ronald Johnston (CFO)	—	0.0%	200,000	200,000	0.9%
Morgan P. Guenther (Director)	1,000	0.0%	150,000	151,000	0.7%
Charles W. Berger (Director)	—	0.0%	140,000	140,000	0.6%
Keith Kendrick (SVP, Strategic Marketing)	—	0.0%	100,000	100,000	0.4%
John J. Delucca (Director)	—	0.0%	40,000	40,000	0.2%
James R. Stone (Director)	—	0.0%	38,337	38,337	0.2%
Philip Heasley (Director)	—	0.0%	10,002	10,002	0.0%
David Poe (Director)	—	0.0%	6,668	6,668	0.0%
Total (10 persons)	48,175	0.2%	1,305,007	1,353,182	6.1%

Tier Directors

December 3, 2008

The Board Has Had An Opportunity to Deliver Value

The Tier Board consists of eight Directors, four of whom have had an opportunity to serve shareholders for a very long period.  Mr. Rossetti has been a Director for 14 years, Mr. Cabot has been a Director for 12 years, Mr. Guenther has been a Director for 9 years, and Mr. Berger has been a Director for 7 years.  These tenured Directors have overseen a long period of significant losses and have not shown an ability to create value for shareholders.  Three other Directors have served on the Tier Board in recent years, but all three either resigned or did not seek re-election.  The other four current directors joined Tier more recently (Mr. Delucca and Mr. Stone in 2007, Mr. Heasley and Mr. Poe in 2008). Discovery has not been allowed to meet with the newest Directors, but we hope that their fresh perspectives and industry experience prove to be beneficial to shareholders.  Nevertheless, none of the current Directors bring the perspective of an institutional investor and they have little or no capital invested in Tier.

Solution: Vote for Discovery Directors

Discovery is nominating two of its own professionals to the Tier Board in order to advance the interests of all shareholders.  The two Nominees have extensive experience as executives of financial institutions, advisors to public and private companies, founders of a successful investment firm, publishers of research on small capitalization public companies, valuation experts and leaders of M&A transactions.  Discovery’s $16 million invested in 9.9% of Tier is an important investment and the position will align Discovery with all fellow shareholders.

The Nominees are not seeking control of the Tier Board.  Rather, if elected, the Nominees intend to bring much needed perspective as a large investor and to work constructively with the other members of the Tier Board, as well as the existing Tier management team.  Discovery intends to help Tier expeditiously reduce excessive overhead, determine the appropriate amount of capital to return to shareholders, eliminate unnecessary corporate defenses, and proactively evaluate all strategic alternatives to unlock the value of EPP for all Tier shareholders.

Sincerely,

DISCOVER EQUITY PARTNERS, L.P.

By:	Discovery Group I, LLC,
its General Partner

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member

Tier Directors

December 3, 2008

SPECIAL NOTE TO TIER TECHNOLOGIES, INC. STOCKHOLDERS

In connection with the upcoming 2009 Annual Meeting of Stockholders of Tier Technologies, Inc. (“Tier”), Discovery Equity Partners, L.P. and certain related parties (“Discovery”) may file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of Tier with respect to the election of directors and one or more stockholder proposals.

TIER STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN AND IF AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Tier stockholders may obtain a free copy of the proxy statement and other material (when and if available) and any other documents that may be filed by Discovery in connection with the 2009 Annual Meeting of Stockholders of Tier for free at the Internet website maintained by the SEC at www.sec.gov.  In addition, if the proxy statement is filed, Discovery will make additional copies of the proxy statement and any amendments to the proxy statement available for free to the stockholders of Tier.  Please direct your request for the proxy statement to Discovery Group, 191 North Wacker Drive, Suite 1685, Chicago, IL 60606, Attention: Michael Murphy, Tel.: (312) 265-9600.

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the persons who may be deemed participants in any proxy solicitation in connection with Tier’s 2009 Annual Meeting of Stockholders that Discovery may engage in are as follows: Discovery Equity Partners, L.P., Discovery Group I, LLC., Daniel J. Donoghue and Michael R. Murphy.  The number of shares of Tier common stock beneficially owned by these persons as of December 3, 2008 are as follows: Discovery Equity Partners, L.P. (1,684,608), Discovery Group I, LLC (1,957,563), Daniel J. Donoghue (1,957,563) and Michael R. Murphy (1,957,563).